This document is a summary translation of the Japanese language original version. In the event of any discrepancy, errors and/or omissions, the Japanese language version shall prevail.

Summary of Consolidated Financial Statements (Japanese Standards) for the First Quarter of the Year Ending December 31st, 2017 (Q1 2017)
May 1, 2017
Listed Company Name:	Coca-Cola Bottlers Japan Inc. (For Coca-Cola East Japan Co., Ltd.)		Listed Stock Exchange:		Tokyo Stock Exchange Fukuoka Stock Exchange
Security Code:	2579 (2580 for Coca-Cola East Japan)		URL:	https://en.ccbji.co.jp/
Representative:	Title	Representative Director, President	Name:	Tamio Yoshimatsu
Contact:	Title	Leader, Controller Group	Name:	Masakiyo Uike	TEL: 03 (6896) 1707
Scheduled date of submission of quarterly security report:		May 15, 2017	Schedule date of start of dividend payment:		-
Preparation of supplementary documents for earnings results:			Yes
Earnings results presentation/conference:			No

(Amounts of less than one million yen are rounded down)

1．	Consolidated Financial Results for the First Quarter Ending March 31, 2017 (January 1, 2017 – March 31, 2017)
(1) Consolidated Operating Results (YTD)	(Percentages show year-on-year changes)
	Net Sales		Operating Income		Ordinary Income		Net Income Attributable to Owners of Parent
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Q1 2017	122,737	-1.4	1,381	－	1,354	－	585	－
Q1 2016	124,522	13.0	-442	－	-695	－	-838	－
(Remarks)
1.	Comprehensive income: Q1 2017: Million Yen (－%) Q1 2016: -2,080 Million Yen (－%)
2.	Change of presentation has been applied since the beginning of the first quarter. Q1 2016 ordinary income was revised reflecting the reclassification by this change.

	Net Income per Share	Diluted Net Income per Share
	Yen	Yen
Q1 2017	4.62	4.60
Q1 2016	-6.61	－

(2)	Consolidated Financial Position
	Total Assets	Net Assets	Equity Ratio
	Million Yen	Million Yen	%
Q1 2017	368,166	231,533	62.9
FY2016	369,348	233,635	63.1
(Reference) Shareholders’ equity:   Q1 2017: 231,533 Million Yen  FY2016:  232,961 Million Yen

2．	Dividends
Dividend Per Share
	End of Q1	End of Q2	End of Q3	Year-end	Annual
	Yen	Yen	Yen	Yen	yen
FY2016	－	16.00	－	16.00	32.00
FY2017	－
FY2017 (Forecast)		－	－	－	－
(Remarks)
1.	Revisions to the Earnings forecasts disclosed most recently: No
2.
FY2017 dividend forecast for CCEJ is omitted, as business integration between the company and Coca-Cola West Co., Ltd. through a combination of a share exchange and incorporation-type company split became effective on April 1, 2017.

Useful Information for Investors for Estimating Full-year Results
(Percentages show year-on-year changes)
	Net Sales		Operating Income		Ordinary Income		Net Income Attributable to Owners of Parent		EPS
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Full-Year	-	-	-	-	-	-	-	-	-
(Remarks)
1.	Revisions to the Earnings forecasts disclosed most recently: No
2.
FY2017 forecast for CCEJ is omitted, as business integration between the company and Coca-Cola West Co., Ltd. through a combination of a share exchange and incorporation-type company split became effective on April 1, 2017.

Notes:
(1) Changes of important subsidiaries during consolidated Q1 2016 (Changes of specific subsidiaries accompanied by changes in the consolidation scope)	None

(2) Application of particular accounting treatments to the preparation of quarterly consolidated financial statements	None

(3) Changes in accounting policies and changes or restatement of accounting estimates
(i) Changes in accounting policies accompanied by revisions of accounting standards, etc.	None
(ii) Changes in accounting policies other than (i)	None
(iii) Changes in accounting estimates	None
(iv) Restatement	None

(4) Number of Issued Shares (Common Shares)
(i) Number of issued shares at the end of each fiscal year (including treasury stocks)	Q1 2017	127,875,749 shares	FY 2016	127,680,144 shares
(ii) Number of treasury stocks at the end of each fiscal year	Q1 2017	- shares	FY 2016	839,207 shares
(iii) Average number of the shares during each fiscal year	Q1 2017	126,843,449 shares	Q1 2016	126,824,279 shares

*	This quarterly financial statements summary falls outside the quarterly audit review.
*
Explanation regarding the appropriate use of earnings forecasts and other special notes
The forward-looking statements such as plans, forecasts, strategies, etc. appearing in this summary shall not be deemed as commitments of the Company. The forward-looking statements have been prepared based on various information available to the Company and certain assumptions considered reasonable by the Company. The actual results may differ significantly due to various factors.

Contents of the Attached Materials

1. Qualitative Information on Results for the First Quarter of the Year Ending December 31, 2017	2

(1) Qualitative Information on the Consolidated Operating Results	2
(2) Qualitative Information on the Consolidated Financial Positions	3

2. Consolidated Financial Statements and Notes to Consolidated Financial Statements	4

(1) Consolidated Balance Sheet	4
(2) Consolidated Profit and Loss Statement and Comprehensive Profit and Loss Statement	6
(3) Notes to Consolidated Financial Statements	8
(Notes to assumption of going concern)	8
(Notes in the event of significant changes in amount of shareholders’ equity)	8
(Additional information)	8

1. Qualitative Information on Results for the First Quarter of the Year Ending December 31, 2017
(1) Qualitative Information on the Consolidated Operating Results

On April 1, 2017, Coca-Cola Bottlers Japan Inc. (“CCBJI”) was established as a result of the business integration between Coca-Cola East Japan Co., Ltd. (“CCEJ” or the “Company”) and Coca-Cola West Co., Ltd.  CCEJ as a standalone company was delisted from the Tokyo Stock Exchange on March 29, 2017.

CCEJ, as a subsidiary of CCBJI, announced the consolidated financial results for the first quarter 2017 (January 1, 2017 to March 31, 2017). In addition to this qualitative information section, please also see the supplemental material related to CCEJ’s first quarter performance posted on CCBJI investor relations website (https://en.ccbji.co.jp/ir/).

CCBJI expects to host a kick-off presentation to explain its mission, vision and values, strategy and business plan and will announce these plans and presentation date once they are decided. At that time, a live webcast and replay will be available on the CCBJI investor relations website (https://en.ccbji.co.jp/ir/).

First Quarter Results Highlight
・	Operating income reached 1.3 billion JPY, a significant improvement from an operating loss of 442 M in the first quarter 2016.
・
Volume performance was slightly negative (1%) year-on-year, driven by one fewer selling day in the quarter.  Strong performance of sparkling soft drinks was partially offset by weakness in coffee, water.

・	Revenue per case improvements across most channels was offset by channel mix pressure.

Operating Review

Total nonalcoholic ready-to-drink (NARTD) beverage industry volumes were generally flat versus prior year in the first quarter. First quarter total BAPC sales volume for CCEJ declined 1% year-on-year, impacted by one fewer selling day versus the prior year.

Volume performance in the first quarter showed mixed results across channels, with an improvement of selling price to customers observed across most channels. The Supermarket and Drug & Discounter channels were even year-on-year due to a decrease of water and larger-sized packages, partially offset by growth of sparkling and smaller-sized packages. Convenience Store volume declined 3%, as growth of non-sugar tea and sparkling beverages was offset by weakness in coffee and waters.  Vending channel volume declined 6% cycling strength in coffee and non-sugar tea in the prior year, however channel profitability has improved supported by growth of sparkling, water and the rollout of vending-exclusive products. Eating & Drinking channel volume grew 4%.

In terms of first quarter beverage category volume performance, sparkling beverage volume grew 7% with growth in all channels, led by growth in trademark Coca-Cola and Coca-Cola Plus, a newly launched FOSHU (Food for Specified Health Use) product. Non-sugar tea volume was slightly negative with growth of the renewed Sokenbicha brand offset by weakness in the supermarket and vending channels.  Coffee volume declined 9% due to weak performance in the Vending and Convenience Store channels. Water volume declined 11% due to a decrease of larger package-sized Morinomizu Dayori brand as well as a decrease of iLohas premium water mainly in the Convenience Store channel due to cycling of new product launches in the prior year.  Sports drinks volume was negative 8% and Juice volume was slightly positive.

Financial Review

Reported Results Q1 2017 (January to March)
In Million JPY, except volume	2016	2017	% Change
Volume** (BAPC, in thousand)	68,349	67,423	-1.4%
Net Sales	124,522	122,737	-1.4%
Operating Income (Loss)	(442)	1,381	-
Net Income (Loss) Attributable to Owners of Parent	(838)	585	-

Our quarterly operating results during the year tend to exhibit seasonal variation, as the demand for nonalcoholic ready-to-drink beverages is higher in the summer months. Sales and profits consequently are often lower in the first quarter than in subsequent quarters.

First quarter reported revenue was JPY 122,737 million, a 1% decrease compared to the prior year period, mainly attributable to volume decline, which was impacted by one fewer selling day in the quarter versus the prior year.

First quarter operating income grew significantly to JPY1,381 million (JPY442 million operating loss in the prior year period).  Lower advertisement & sales promotion expenses, sales commissions, etc. due to cycling of activities in the prior year period resulted in a decrease of selling, general and administrative expenses.

Net income attributable to owners of parent was JPY585 million (JPY838 million net loss in the prior year period), reflecting extraordinary expenses related to the integration planning for CCBJI, as well as growth in operating income.

(2) Qualitative Information on the Consolidated Financial Positions

The financial positions at the end of the first quarter are as follows:
Assets at the end of the quarter were JPY 368,166 million, a decrease of JPY 1,182 million from the end of the previous fiscal year. This is mainly attributable increase of merchandise and finished goods, raw material and supplies, etc. in current assets due to seasonal factors offset by a decrease of fixed asset, etc.

Liabilities at the end of this quarter were JPY 136,632 million, an increase of JPY 919 million from the end of previous fiscal year. This is mainly due to an increase of accounts payable-trade, short-term loans payable, etc.

Net assets at the end of this quarter were JPY 231,533 million, a decrease of JPY 2,101 million. This is due to retirement of treasury stock, decrease of retained earnings as a result of paying year-end dividends, etc.

2. Consolidated Financial Statements and Notes to Consolidated Financial Statements

 (1) Consolidated Balance Sheet
		(MM yen)
	FY2016	Q1 2017 YTD

Assets
Current assets
Cash and deposits	16,357	15,409
Notes and accounts receivable-trade	43,510	41,295
Merchandise and finished products	31,676	33,140
Work in process	－	187
Raw materials and supplies	3,531	5,912
Others	19,766	19,643
Allowance for doubtful accounts	(153)	(126)
Current assets	114,688	115,462
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	45,406	44,646
Machinery, equipment and vehicles,net	43,358	42,463
Sale equipment, net	65,802	65,931
Land	63,132	63,043
Other, net	3,002	3,507
Property, plant and equipment	220,702	219,592
Intangible assets	9,119	9,291
Investments and other assets
Other	25,065	24,038
Allowance for doubtful accounts	(227)	(219)
Investments and other assets	24,838	23,819
Noncurrent assets	254,660	252,703
Assets	369,348	368,166
Liabilities
Current liabilities
Accounts payable-trade	21,607	28,542
Short-term loans payable	－	2,000
Current portion of bonds payable	14,000	14,000
Current portion of long-term loans payable	1,855	1,819
Income taxes payable	420	82
Provision for bonuses	2,761	1,947
Provision for directors’ bonuses	169	4
Provision for environmental measures	45	－
Provision for early termination	850	720
Asset retirement obligations	27	28
Other	39,401	34,014
Current liabilities	81,140	83,160
Noncurrent liabilities
Bonds payable	16,000	16,000
Long-term loans payable	13,664	12,841
Provision for environmental measures	254	254
Provision for early termination	581	492
Net defined benefit liability	22,399	22,067
Asset retirement obligations	816	813
Other	855	1,003
Noncurrent liabilities	54,572	53,472
Liabilities	135,713	136,632

		(MM yen)
	FY2016	Q1 2017 YTD
Net assets
Shareholders’ equity
Capital stock	6,499	6,499
Capital surplus	157,323	156,230
Retained earnings	75,114	73,670
Treasury stock	(1,158)	－
Shareholders’ equity	237,779	236,401
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	1,732	1,557
Deferred gains or losses on hedges	(89)	(125)
Remeasurements of defined benefit plans	(6,461)	(6,299)
Total accumulated other comprehensive income	(4,818)	(4,867)
Stock acquisition rights	673	－
Net assets	233,635	231,533
Liabilities and net assets	369,348	368,166

 (2) Consolidated Profit and Loss Statement and Comprehensive Profit and Loss Statement
(Consolidated Profit and Loss Statement)
		(MM yen)
	Q1 2016 YTD	Q1 2017 YTD

Net sales	124,522	122,737
Cost of sales	65,818	64,223
Gross profit	58,703	58,513
Selling, general and administrative expenses	59,145	57,131
Operating income	(442)	1,381
Non-operating income
Interest income	18	9
Dividends income	1	1
Share of profit of entities accounted for using equity method	35	15
Rent income	104	105
Gain on sales of valuable wastes	95	122
Other	75	90
Non-operating income	330	345
Non-operating expenses
Interest expenses	47	27
Loss on sales and retirement of noncurrent assets	496	245
Other	39	99
Non-operating expenses	583	372
Ordinary lncome	(695)	1,354
Extraordinary income
Gain on sales of investment securities	74	0
Others	－	2
Extraordinary income	74	3
Extraordinary loss
Lease contract cancellation penalty	334	－
Restructuring cost	119	－
Loss on retirement of treasury subscription rights to shares	－	154
Integration cost	－	536
Others	31	2
Extraordinary loss	485	693
Income before income taxes	(1,105)	664
Income taxes-current	509	170
Income taxes-deferred	(776)	(91)
Income taxes	(267)	78
Net income	(838)	585
Net income attributable to owners of parent	(838)	585

(Consolidated Comprehensive Profit and Loss Statement)

		(MM yen)
	Q1 2016 YTD	Q1 2017 YTD

Net income	(838)	585
Other comprehensive income
Valuation difference on available-for-sale securities	(370)	(174)
Remeasurements of defined benefit plans	(496)	161
Share of other comprehensive income of associates accounted for using equity method	(322)	(36)
Other comprehensive income	(1,190)	(48)
Quarterly comprehensive income	(2,028)	536
Quarterly comprehensive income attributable to owners of parent	(2,028)	536

(3) Notes to Consolidated Financial Statements

(Notes to assumption of going concern)
Not applicable

(Notes in the event of significant changes in amount of shareholders’ equity)
During the first quarter period, both treasury stock and capital surplus decreased JPY1,112 million. This is due to a retirement of all treasury stock of the company as of March 31, 2017 based on the resolution of board of directors meeting on March 13, 2017.

(Additional information)
(Implementation of Implementation Guidance on Recoverability of Deferred Tax Assets)
“Implementation Guidance on Recoverability of Deferred Tax Assets” (Implementation Guidance of Corporate Accounting Standard No.26, March 28, 2016) has been implemented from the beginning of this first quarter period.